SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)


                                  Alloy, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   019855105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]        Rule 13d-1(b)
         [ ]        Rule 13d-1(c)
         [ ]        Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                 ------------------------------
CUSIP No.  019855105                  13G/A             Page 2 of 7 Pages
---------------------------------                 ------------------------------

-------- ----------------------------------------------------------------------

  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fletcher Asset Management, Inc.
-------- ----------------------------------------------------------------------
                                                                      (a) [ ]
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (b) [ ]

-------- ----------------------------------------------------------------------

  3.     SEC USE ONLY

-------- ----------------------------------------------------------------------

  4.     CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

-------- ----------------------------------------------------------------------

                             5.    SOLE VOTING POWER          1,019,291
     NUMBER OF
      SHARES                ------ --------------------------------------------
   BENEFICIALLY
    OWNED BY                 6.    SHARED VOTING POWER        0
      EACH
    REPORTING               ------ --------------------------------------------
   PERSON WITH
                             7.    SOLE DISPOSITIVE POWER     1,019,291

                            ------ --------------------------------------------

                             8.    SHARED DISPOSITIVE POWER   0

-------- ----------------------------------------------------------------------

  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                     1,019,291

-------- ----------------------------------------------------------------------

  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                 [ ]
         CERTAIN SHARES*

-------- ----------------------------------------------------------------------

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    2.1%

-------- ----------------------------------------------------------------------

  12. TYPE OF REPORTING PERSON*                               IA

-------- ----------------------------------------------------------------------

---------------------------------                 ------------------------------
CUSIP No.  019855105                  13G/A             Page 3 of 7 Pages
---------------------------------                 ------------------------------

-------- ----------------------------------------------------------------------

  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Alphonse Fletcher, Jr.
-------- ----------------------------------------------------------------------
                                                                     (a) [ ]
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (b) [ ]

-------- ----------------------------------------------------------------------

  3.     SEC USE ONLY

-------- ----------------------------------------------------------------------

  4.     CITIZENSHIP OR PLACE OF ORGANIZATION                 United States

-------- ----------------------------------------------------------------------

                             5.    SOLE VOTING POWER          0
     NUMBER OF
      SHARES                ------ --------------------------------------------
   BENEFICIALLY
    OWNED BY                 6.    SHARED VOTING POWER        0
      EACH
    REPORTING               ------ --------------------------------------------
   PERSON WITH
                             7.    SOLE DISPOSITIVE POWER     0

                            ------ --------------------------------------------

                             8.    SHARED DISPOSITIVE POWER   0

-------- ----------------------------------------------------------------------

  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                     1,019,291

-------- ----------------------------------------------------------------------

  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                [ ]
         CERTAIN SHARES*

-------- ----------------------------------------------------------------------

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    2.1%

-------- ----------------------------------------------------------------------

  12.    TYPE OF REPORTING PERSON*                            HC

-------- ----------------------------------------------------------------------

Item 1(a).              Name of Issuer:
----------              --------------

                        Alloy, Inc.

Item 1(b).              Address of Issuer's Principal Executive Offices:
----------              -----------------------------------------------

                        151 West 26th Street

                        11th Floor

                        New York, New York 10001

Item 2(a).              Names of Persons Filing:
----------              -----------------------

                        Fletcher Asset Management, Inc. ("FAM") and
                        Alphonse Fletcher, Jr.

Item 2(b).              Address of Principal Business Office or, if none,
----------              -------------------------------------------------
                        Residence:
                        ---------

                        HSBC Tower, 29th Floor

                        452 Fifth Avenue

                        New York, New York 10018

Item 2(c).              Citizenship:
----------              -----------

                        FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

Item 2(d).              Title of Class of Securities:
----------              ----------------------------

                        Common Stock, $0.01 par value

Item 2(e).              CUSIP Number:
----------              ------------

                        019855105

Item 3.                 If this statement is filed pursuant to Rule 13d-1(b),
-------                 -----------------------------------------------------
                        or Rule 13d-2(b) or (c), check whether the person
                        -------------------------------------------------
                        filing is a:
                        -----------

         (a)            [  ]     Broker or dealer registered under Section 15
                                 of the Exchange Act;

         (b)            [  ]     Bank as defined in Section 3(a)(6) of the
                                 Exchange Act;

         (c)            [  ]     Insurance company as defined in Section
                                 3(a)(19) of the Exchange Act;

         (d)            [  ]     Investment company registered under Section 8
                                 of the Investment Company Act;

         (e)             [X]     An investment adviser in accordance with
                                 Rule 13d-1(b)(1)(ii)(E);

         (f)            [  ]     An employee benefit plan or endowment fund in
                                 accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)            [X]      A parent holding company or control person in
                                 accordance with Rule 13d-1(b)(ii)(G);

         (h)            [  ]     A savings association as defined in Section
                                 3(b) of the Federal Deposit Insurance Act;

         (i)            [  ]     A church plan that is excluded from the
                                 definition of an investment company under
                                 Section 3(c)(14) of the Investment Company
                                 Act; or

         (j)             [ ]     Group, in accordance with Rule
                                 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box [ ].

Item 4.                 Ownership.
-------                 ---------

         (a)            Amount Beneficially Owned:
                        -------------------------

                        1,019,291 shares

         (b)            Percent of Class:
                        ----------------

                        2.1% (based on 47,698,854 shares of Common Stock (the "Common Stock") of Alloy, Inc. (the "Company") consisting of (i) 46,679,563 shares publicly reported by the Company to be outstanding as of December 9, 2005 and (ii) 1,019,291 shares of Common Stock underlying warrants beneficially owned by FAM and Mr. Fletcher issuable within 60 days as of December 31, 2005).

         (c)            Number of shares as to which FAM has:
                        ------------------------------------

                        (i)      Sole power to vote or to direct the vote:
                                 ----------------------------------------

                                 1,019,291 shares

                        (ii)     Shared power to vote or to direct the vote:
                                 ------------------------------------------

                                 0 shares

                        (iii)    Sole power to dispose or to direct the
                                 --------------------------------------
                                 disposition of:
                                 --------------

                                 1,019,291 shares

                        (iv)     Shared power to dispose or to direct the
                                 ----------------------------------------
                                 disposition of:
                                 --------------

                                 0 shares

         The 1,019,291 shares of Common Stock reported to be beneficially owned consists of 1,019,291 shares of Common Stock issuable upon the exercise by Fletcher International, Ltd. of warrants issued pursuant to an Agreement, dated January 25, 2002, by and between the Company and Fletcher International, Ltd. The warrants are exercisable within 60 days as of December 31, 2005. The holdings reported reflect the shares of Common Stock issuable within 60 days as of December 31, 2005 that would have been held had the warrants been exercised on December 31, 2005.


         The shares of Common Stock of the Company reported to be beneficially owned consist of warrants held in one or more accounts managed by FAM (the "Accounts"), for Fletcher International, Ltd. FAM has sole power to vote and sole power to dispose of all shares of Common Stock in the Accounts. By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

Item 5.                 Ownership of Five Percent or Less of a Class.
-------                 --------------------------------------------

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.                 Ownership of More Than Five Percent on Behalf of
-------                 ------------------------------------------------
                        Another Person.
                        --------------

                        This Schedule 13G/A Amendment No. 3 is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock underlying warrants held at December 31, 2005 in the Accounts managed by FAM. By reason of the provisions of Rule 13d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock underlying warrants held in the Accounts. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

Item 7.                 Identification and Classification of the Subsidiary
-------                 ---------------------------------------------------
                        Which Acquired the Security Being Reported on By
                        ------------------------------------------------
                        the Parent Holding Company.
                        --------------------------

                        This Schedule 13G is filed by FAM and Mr. Fletcher.

Item 8.                 Identification and Classification of Members of the
-------                 ---------------------------------------------------
                        Group.
                        -----

                        Not Applicable

Item 9.                 Notice of Dissolution of Group.
-------                 ------------------------------

                        Not Applicable

Item 10.                Certifications.
--------                --------------

                        By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2006


                                          Fletcher Asset Management, Inc.


                                          By: /s/ Peter Zayfert
                                              ------------------------------
                                              Name:  Peter Zayfert
                                              Title: Authorized Signatory


                                          Fletcher Asset Management, Inc.


                                          By: /s/ Patrick Huvane
                                              ------------------------------
                                              Name:  Patrick Huvane
                                              Title: Authorized Signatory


                                          Alphonse Fletcher, Jr., in his
                                          individual capacity


                                          By: /s/ Denis J. Kiely
                                             ------------------------------
                                             Name:  Denis J. Kiely for
                                             Alphonse Fletcher, Jr.
                                             *By Power of Attorney, dated
                                             February 14, 2001, attached as
                                                 Exhibit A hereto.

                                                                  Exhibit A
                               Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below revokes all prior Power of Attorney and appoints Denis J. Kiely to act severally as attorney-in-fact for the undersigned solely for the purpose of executing reports required under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Signed:  /s/ Alphonse Fletcher Jr.
         -------------------------
         Alphonse Fletcher Jr.

Dated:  February 14, 2001